Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF CBOE GLOBAL MARKETS, INC.

AS OF DECEMBER 31, 2020

Name of Subsidiary	Jurisdiction of Organization
Bats Global Markets Holdings, Inc.	Delaware
Cboe Bats, LLC	Delaware
Cboe BZX Exchange, Inc.	Delaware
Cboe Europe Limited	United Kingdom
Cboe Exchange, Inc.	Delaware
Cboe Worldwide Holdings Limited	United Kingdom
Omicron Acquisition Corp.	Delaware
European Central Counterparty N.V.	Netherlands

Certain subsidiaries which, if considered as a single subsidiary, would not constitute a “significant subsidiary” as defined in Regulation S-X, have been omitted.